UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of December, 2008
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of the Company dated December 16, 2008.
EX-99.2 Press release of the Company dated December 17, 2008.

Other Events
On December 16, 2008, before the start of the New York Stock Exchange’s (“NYSE”) trading hours, Satyam Computer Services Limited (the “Company”) issued a press release announcing that its Board of Directors had approved proposals to acquire 100% stake in Maytas Properties Limited and 51% stake in Maytas Infra Limited. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
The Company hosted a public conference call to discuss the proposed acquisitions at 8:30 a.m. New York time on December 16, 2008. During the conference call and continuing during the trading hours on December 16, 2008, adverse feedback was expressed by investors and reflected in published reports regarding the proposed acquisitions. Subsequently, on December 16, 2008 (New York time) the Company’s Board of Directors determined not to pursue the proposed acquisitions in light of the adverse feedback from the investors. After the close of the NYSE trading hours on December 16, 2008 (New York time), the Company issued a press release announcing that it is not going ahead with the proposed acquisitions. A copy of the press release is attached hereto as exhibit 99.2 and is incorporated herein by reference.
Exhibits:
99.1 Press release of the Company dated December 16, 2008 announcing the proposal to acquire 100% stake in Maytas Properties Limited and 51% stake in Maytas Infra Limited.
99.2 Press release of the Company dated December 17, 2008 (December 16, 2008 New York time) announcing the Company’s decision not to go ahead with the previously announced proposed acquisitions of 100% stake in Maytas Properties Limited and 51% stake in Maytas Infra Limited.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Global Head — Corp. Governance & Company Secretary
Date : December 17, 2008

EXHIBITS INDEX
99.1 Press release of the Company dated December 16, 2008 announcing the proposal to acquire 100% stake in Maytas Properties Limited and 51% stake in Maytas Infra Limited.
99.2 Press release of the Company dated December 17, 2008 (December 16, 2008 New York time) announcing the Company’s decision not to go ahead with the previously announced proposed acquisitions of 100% stake in Maytas Properties Limited and 51% stake in Maytas Infra Limited.